Mail Stop 4561

      September 15, 2005

Edward K. Zinser
Chief Financial Officer and
Executive Vice President
THQ Inc.
27001 Agoura Road
Calabasas Hills, CA 91301


	Re:	THQ Inc.
   Form 10-K for the Fiscal Year Ended
   March 31, 2005
		Filed June 10, 2005
		File No. 000-18813

Dear Mr. Zinser:

	We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to
assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of
our review.   Feel free to call us at the telephone numbers listed
at
the end of this letter.

Note 2. Summary of Significant Accounting Policies

Cash, Cash Equivalents, Short-Term Investments, and Long-Term
Marketable Securities, page 59

1. We note in your disclosure that you reclassified auction rate securities from cash and cash equivalents to short-term investments in fiscal year 2005 and that prior period information related to auction rate securities was also reclassified. However, it is not clear in your disclosure why this reclassification was made. Tell us how you considered disclosing the reasons for this reclassification
(i.e. to conform to the requirements of paragraph 8 of SFAS 95).

2. We note that you have classified these auction rate securities as short-term investments on your balance sheets due to the fact that you have the ability to quickly liquidate these securities. Tell us how you considered paragraph 17 of SFAS 115 and paragraph 4 of Chapter 3A of ARB 43 in your classification of these securities as short-term. In this regard, although you have the ability to quickly liquidate these securities, tell us whether these securities are reasonably expected to be realized in cash or sold or consumed during the fiscal year ending March 31, 2006.

3. We note your disclosure related to the impact this reclassification had on your cash and cash equivalents at March 31,
2004. Tell us how you considered describing and quantifying the impact this reclassification had on your cash flows from investing activities for the year ended March 31, 2004 as well as the prior periods presented including the 2003 transition period.

4. Also, considering the significance of this reclassification, tell us what consideration you have given to the impact of this change on your Item 307 requirements for disclosure controls and procedures and the 308(c) reporting requirements regarding changes in internal control procedures.

Software Development, page 62

5. We note you amortize capitalized software costs at the higher of the contractual rate based on actual net product sales or an effective rate based on total projected revenue. Tell us how your amortization policy complies with paragraph 8 of SFAS 86. Also, provide a breakdown of your capitalized software development costs by product at each balance sheet date; tell us the original amount of such costs, the amount amortized to date and provide the estimated remaining amortization period for each. Provide a similar analysis for the Company`s prepaid licenses.

Revenue Recognition, page 63

6. We note in your disclosure that for agreements where you provide your customers the right to multiple copies in exchange for guaranteed minimum royalty amounts, revenue related to the guaranteed royalty is recognized at delivery of the product master or the first copy. Tell us whether any portion of the guaranteed minimum royalty payment is refundable if your customer is not able to license the minimum number of copies. Please advise.

7. We note that in accordance with your distribution agreements with wireless carriers, the wireless carriers are responsible for billing, collecting and remitting fees to you and that you recognize wireless revenues on a net basis in accordance with EITF 99-19. Provide the basis for your conclusion to report wireless revenue on a net basis.
In your response, tell us how you considered each of the factors presented in paragraphs 7-17 in EITF 99-19.

      * * * * *

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.



      You may contact Patrick Gilmore at (202) 551-3406 or me at
(202) 551-3499 if you have questions regarding comments on the financial statements and related matters.

							Sincerely,


							Kathleen Collins
							Accounting Branch Chief

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Edward K. Zinser
THQ Inc.
September 15, 2005
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